December 5, 2024

VIA EDGAR TRANSMISSION

Mindy Hooker

CC: Anne McConnell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Nuburu, Inc.

Amendment No. 4 to Form 10-K for the Fiscal Year Ended December 31, 2023

Filed November 8, 2024

File No. 001-39489

Dear Ms. Hooker:

Set forth below are responses of Nuburu, Inc. (the “Company,” “we,” “us,” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated December 5, 2024 with respect to the filing referenced above. For your convenience, the text of the Staff’s comments is set forth in bold text followed by our responses.

Amendment No. 4 to Form10-K for Fiscal Year Ended December 31, 2023

Explanatory Note, page i

1.
We have read your response to prior comment 1. Please confirm that in future filings you will include a brief explanation of why application of your recovery policy resulted in no recovery pursuant to Item 402(w)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment.

We confirm that we will include in future filings a brief explanation of why the application of our recovery policy resulted in no recovery pursuant to Item 402(w)(2) of Regulation S-K.

Sincerely,

/s/ Brian Knaley

Brian Knaley

Chief Executive Officer

CC: Kurt Simmons, WithumSmith+Brown, PC

Amy Bowler, Holland & Hart LLP